Exhibit 2.12

AGREEMENT

Reference is made to the Private Placement Warrant Escrow Agreement dated August 11, 2008 (the “Agreement”), by and among Chardan 2008 China Acquisition Corp., a British Virgin Islands business company of limited liability (the “Company”), the private placement warrant holders listed as “Purchasers” on the signature page thereto (collectively, the “Purchasers”), and Continental Stock Transfer & Trust Company, a New York corporation, as escrow agent (the “Escrow Agent”).  Any capitalized terms used herein but not otherwise defined shall have the same meaning for such term as is contained in the Agreement.

For good and valuable consideration in connection with the transactions related to the consummation of a business combination by the Company, each Purchaser executing this Amendment hereby agrees with the Company and with the Escrow Agent that the Escrow Period with respect to such person’s Private Placement Warrants shall not terminate upon the consummation of a business combination, but rather at the earlier of (i) the Termination Date (as defined in the Warrant Sale Agreement between the Company, the Purchasers, the Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc. and Default Servicing, Inc., 0dated January 15, 2010 (the “Warrant Sale Agreement”)) or (ii) the sale or exercise of the Private Placement Warrants as set forth in the Warrant Sale Agreement.  The Escrow Agent agrees to hold such Private Placement Warrants in accordance with the terms of the Agreement during such additional six month period.  All of the other terms of the Agreement remain in full force and effect.

IN WITNESS WHEREOF, the execution of the Agreement is as of January 15, 2010.

CHARDAN 2008 CHINA ACQUISITION CORP.

By:	/s/ Kerry Propper
Name: Kerry Propper
Title: Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

/s/ Steven Nelson
Name: Steven Nelson
Title: Chairman